September 26, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Filed via Edgar

Re:	Telos Corporation

Form 10-K for the fiscal year ended December 31, 2006

Form 10-Q for the quarter period ended June 30, 2007

File No. 001-08443

Dear Mr. Krikorian:

This is in response to your letter to Ms. Michele Nakazawa, Chief Financial Officer of Telos Corporation, dated September 13, 2007.

Your letter asks that we respond to your comments within ten business days, or tell you when we will provide you with a response.

On September 25, 2007, Ms. Helen Oh, Corporate Counsel at Telos Corporation (the “Company”), spoke with Mr. Jason Neithamer in your office regarding the submission of responses to your comment letter. As Ms. Oh conveyed, the Company is requesting additional time to respond to your letter. For the reasons articulated below and your wish to review our responses prior to the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, the Company proposes to complete its response on or before November 2, 2007.

As previously reported in our Forms 8-K on September 10, 2007, July 27, 2007, and July 13, 2007, Goodman & Company resigned as the Company’s independent accountant effective July 24, 2007. Due to the inability to retain a new independent accountant in a timely basis after a diligent effort, the Company filed its Quarterly Report on Form 10-Q on August 20, 2007 without a review of the consolidated financial statements by an independent public accountant as required. Subsequently, as reported in our Form 8-K on September 19, 2007, Reznick Group, P.C. (“Reznick”) was retained as the Company’s principal independent registered public accountant, effective September 17, 2007. Reznick has been engaged to audit the Company’s financial statements for the fiscal year ended December 31, 2007 and review the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. In addition, Reznick will also review the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 that, as referenced above, was previously filed without a review by an independent public accountant.

Since the responses to the comment letter may have implications to future filings, which Reznick will be involved with, given the limited amount of time proposed, and our desire to be thorough in our response, the Company respectfully requests additional time to respond to your comment letter.

Please be assured that the Company has already commenced the process of addressing and analyzing the issues raised in your letter and is working diligently to assemble the information that is required to respond. The Company takes its disclosure obligations very seriously and appreciates that the purpose of your review process is to assist the Company with its compliance with applicable disclosure requirements and to enhance the overall disclosure in the Company’s filings. The Company intends to be fully and promptly responsive to the issues raised in your letter.

If you have any questions, please feel free to contact the undersigned at (703) 724-3800.

Yours sincerely,

Telos Corporation

/s/ David S. Easley
David S. Easley
Controller

cc: Alex Castelli, Reznick Group, P.C.